

October 20, 2010

Mr. Albert Chen, Chief Financial Officer
China Cord Blood Corporation
48th Floor, Bank of China Tower
1 Garden Road
Central, Hong Kong S.A.R.

> **Re: China Cord Blood Corporation**
> **Form 20-F for the Year Ended March 31, 2010**
> **Filed July 16, 2010**
> **File No. 001-34541**

Dear Mr. Chen:

    We have completed our review of your Form 20-F and related filings and do not have any further comments at this time.

                                  Sincerely,

                                  Tia Jenkins
                                  Senior Assistant Chief Accountant
                                  Office of Beverages, Apparel and
                                  Health Care Services

cc: via facsimile
       Mitchell S. Nussbaum, Esq.
       Loeb & Loeb, LLP
       (212) 504-3013